UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2012

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Financial Results For Q1 2012	9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: May 17th, 2012	By:	/s/ Marc Borenstein
Name: Marc Borenstein
Title: General Counsel

EXHIBIT 1

Investor Contacts: Lior Shemesh, CFO +972.3.767.4333 +1.760.685.2007 lior.shemesh@alvarion.com
Claudia Gatlin +1.212.830.9080 claudia.gatlin@alvarion.com

Alvarion® Reports Q1 2012 Results

Tel Aviv, Israel, May 16, 2012 — Alvarion Ltd. (NASDAQ:ALVR) a provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, today announced its financial results for the first quarter of 2012.

Q1 Highlights:

•           Revenues of $33.3 million, a 19% sequential decrease
•           Gross margin of 40.2%, an increase from gross margin of 38.3% in Q4 of 2011
•           GAAP net loss of ($0.11) per share; non-GAAP net loss of ($0.09) per share
•           The company is now referring to its lines of business as follows:
-	Carrier licensed solutions (access solutions in licensed frequencies primarily based on WiMAX), approximately 50% of total revenues in Q1
-	Vertical solutions (mainly license-exempt access solutions for non-carrier private networks such as municipalities and enterprises), approximately 30% of total revenues in Q1
-	Carrier unlicensed solutions (solutions for access, cellular offload, and in-building coverage for mobile carrier networks using license-exempt frequencies), approximately 20% of total revenues in Q1

First Quarter 2012 Results

In the first quarter of 2012, revenues were $33.3 million, a decrease of 19.2% from $41.2 million in the fourth quarter of 2011, and a decrease of 28.4% from $46.5 million in the first quarter of 2011.

GAAP net loss in the first quarter of 2012 was ($6.9) million, or ($0.11) per share. This compares to a net loss of ($12.2) million, or ($0.20) per share in the fourth quarter of 2011, which includes charges of approximately $9.3 million related to the Wavion acquisition and integration plan.  GAAP net loss in the first quarter of 2011 was ($14.5) million, or ($0.23) per share, including restructuring and other charges of approximately $7.1 million related mainly to employee termination expenses and vacating office space.

On a non-GAAP basis, excluding stock-based compensation and other charges, the company reported a net loss of ($5.4) million, or ($0.09) per share, compared with a non-GAAP net loss of ($2.4) million, or ($0.04) per share, in the fourth quarter of 2011, and a non-GAAP net loss of ($6.5) million, or ($0.10) per share, in the first quarter of 2011.

Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP for the first quarter of 2012 and the comparative periods.

Cash used in operations in the first quarter of 2012 was $11.2 million.  As of March 31, 2012, cash, cash equivalents and investments totaled $51.6 million.

Management Comments

“We continue to be pleased by the revenue growth represented by products for license-exempt frequencies acquired in the Wavion transaction,” said Hezi Lapid, President and Chief Executive Officer of Alvarion. “Demand from both carrier and private network customers remains strong and, after only one full quarter of contribution, these products are on track to exceed our expectations this year.

“We also expect to benefit from a growing demand from targeted vertical markets once our new products for this segment are introduced. Meanwhile, we are doing our best to mitigate the impact of lower than expected sales of the older products,” continued Mr. Lapid.

“Our revenues from RAN solutions in licensed frequencies were slightly lower than expected during the first quarter. We are exploring a variety of options for the carrier licensed business, emphasizing that we believe these are significant and valuable assets. Every alternative we are evaluating will provide continuity of products and services to our customer base.

“With a clear mandate from the board to improve execution and enhance shareholder value, we are also moving swiftly to make necessary adjustments in order to generate positive cash flow from operations. We expect revenue growth and improving profitability in the combined unlicensed business, and we are aiming for a significant reduction in cash used in operating activities in Q3, followed by at least breakeven operating cash flow in Q4. We will continue updating our investors in the near future about refinements to our plans and performance targets,” concluded Mr. Lapid.

Guidance

Management believes revenues in the second quarter of 2012 will be in the range of $31 million to $38 million. Depending on shipment volume and mix, second quarter non-GAAP per share results are expected to range between a loss of ($0.06) and ($0.13). The GAAP per share results are expected to range between a loss of ($0.08) and ($0.15), before any one-time charges.

Alvarion management will host a conference call today, May 16, 2012 at 9:00 a.m. Eastern time to discuss first quarter 2012 results and other matters.

Please call the following dial in number to participate:
USA: (800) 230-1092; International: +1(612) 234-9960.

The public is invited to listen to the live webcast of the conference call.
For details please visit Alvarion’s website at www.alvarion.com.
An archive of the online broadcast will be available on the website.

A replay of the call will be available from 11:00 a.m. EDT on May 16, 2012 through 11:59 a.m. EDT on June 16, 2012.

To access the replay, please call:
USA: (800) 475-6701
International: +1(320) 365-3844.
To access the replay, users will need to enter the following code: 243645.

About Alvarion
Alvarion Ltd. (NASDAQ:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: our failure to fully implement our 2012 business plan, our inability to reallocate our resources and rationalize our business in a more efficient manner, potential impact on our business of the current global macro-economic uncertainties, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, , continued delays in 4G license allocation in certain countries; the failure of the products for the 4G market to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated; the potential incurrence by Alvarion of unknown liabilities of Wavion; the failure of Alvarion to effectively integrate the business and technology of Wavion into that of Alvarion and Alvarion’s products and realize the expected synergies from the acquisition; the failure of Alvarion to meet financial covenants underlying loans granted to us; the failure of Alvarion to gain market acceptance for the Wavion products as contemplated; the failure of the markets for Wavion’s and Alvarion’s products to grow as anticipated; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases by contacting Sivan Farfuri, Sivan.farfuri@alvarion.com This e-mail address is being protected from spambots. You need JavaScript enabled to view it or +972.3.767.4333. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/index.php/en/investors

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Year Ended
	March 31,	March 31,	December 31,	December 31,
	2012	2011	2011	2011

Sales	$33,310	$46,501	$41,219	$190,037

Cost of sales	19,922	31,986	25,419	121,435

Inventory write-off related to bankruptcy of a customer	-	-	-	7,144

Gross profit	13,388	14,515	15,800	61,458

Operating expenses:
Research and development, net	6,875	8,308	7,353	27,964
Selling and marketing	8,674	9,766	9,200	37,576
General and administrative	3,260	3,846	3,209	13,877
Amortization of intangible assets	559	-	186	186
Other charges (*)	-	7,128	4,912	12,040
Acquisition related expenses (**)	289	-	2,622	2,622

Total Operating expenses	19,657	29,048	27,482	94,265

Operating loss	(6,269)	(14,533)	(11,682)	(32,807)

Financial expenses , net	(597)	81	(546)	(1,015)

Net loss before Tax	(6,866)	(14,452)	(12,228)	(33,822)

Income Tax	-	-	-	-

Net loss	(6,866)	(14,452)	(12,228)	(33,822)

Basic net loss per share:
	(0.11)	(0.23)	(0.20)	$(0.54)
Weighted average number of shares used in computing basic net loss per share	62,392	62,271	62,335	62,302

Diluted net loss per share:
	(0.11)	(0.23)	(0.20)	$(0.54)

Weighted average number of shares used in computing diluted net loss per share	62,392	62,271	62,335	62,302

(*) Results of the organizational change and other.
(**)Charges related to acquisition of Wavion in November 2011.

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

	Three				Three
	Months Ended				Months Ended
	March 31,				December 31,
	2012				2011
	GAAP	Adjustments		Non-GAAP	Non-GAAP

Sales	$33,310	$-		$33,310	$41,219

Cost of sales	19,922	(92)	(a)	19,830	23,766

Gross profit	13,388	92		13,480	17,453

Operating expenses:
Research and development, net	6,875	(135)	(a)	6,740	7,312
Selling and marketing	8,674	(194)	(a)	8,480	8,997
General and administrative	3,260	(204)	(a)	3,056	3,031
Amortization of intangible assets	559	(559)	(b)	-	-
Acquisition related expenses	289	(289)	(c)	-	-

Total Operating expenses	19,657	(1,381)		18,276	19,340

Operating loss	(6,269)	1,473		(4,796)	(1,887)

Financial expenses , net	(597)	-		(597)	(546)

Net loss before Tax	(6,866)	1,473		(5,393)	(2,433)

Income Tax	-	-		-	-

Net loss	(6,866)	1,473		(5,393)	(2,433)

Basic net loss per share	$(0.11)			$(0.09)	$(0.04)

Weighted average number of shares used in computing basic net loss per share	62,392			62,392	62,335

Diluted net loss per share	$(0.11)			$(0.09)	$(0.04)

Weighted average number of shares used in computing diluted net loss per share	62,392			62,392	62,335

(a) The effect of stock-based compensation.

(b) The effect of amortization of purchased intangibles.

(c) Charges related to acquisition of Wavion in November 2011.

ALVARION LTD. & ITS SUBSIDIARIES

DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING
OPERATIONS EXCLUDING AMORTIZATION OF ACQUIRED INTANGIBLES, STOCK BASED
COMPENSATION EXPENSES, RESTUCTURING EXPENSES AND OTHER CHARGES

U.S. dollars in thousands (except per share data)

	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Year Ended
	March 31,	March 31,	December 31,	December 31,
	2012	2011	2011	2011

Net loss according to US GAAP	$(6,866)	$(14,452)	$(12,228)	$(33,822)

Amortization of purchased intangibles and step-down in backlog	559	-	1,764	1,764

Stock based compensation expenses related to ASC 718	625	827	497	3,153

Inventory write-off related to bankruptcy of customer	-	-	-	7,144

Other charges (*)	-	7,128	4,912	12,040

Acquisition related expenses (**)	289	-	2,622	2,622

Net loss excluding amortization of acquired intangibles, stock based compensation and other expenses	$(5,393)	$(6,497)	$(2,433)	$(7,099)

Basic net loss per share excluding amortization of acquired intangibles, stock based compensation and other expenses	$(0.09)	$(0.10)	$(0.04)	$(0.11)

Weighted average number of shares used in computing basic net loss per share	62,392	62,271	62,335	62,302

Diluted net loss per share excluding amortization of acquired intangibles, stock based compensation and other expenses	$(0.09)	$(0.10)	$(0.04)	$(0.11)

Weighted average number of shares used in computing diluted net loss per share	62,392	62,271	62,335	62,302

(*) Results of the organizational change and other.
(**) Charges related to acquisition of Wavion in November 2011.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2012	2011
ASSETS
Cash, cash equivalents, short-term and long-term investments	$51,569	$64,408
Trade receivables	45,532	48,294
Other accounts receivable	9,407	7,658
Inventories	37,600	36,215

LONG TERM Trade receivables	4,452	6,986

LONG TERM Prepaid expenses	68	171

PROPERTY AND EQUIPMENT, NET	9,601	9,774

GOODWILL AND INTANGIBLE ASSETS, NET	32,773	33,332

TOTAL ASSETS	$191,002	$206,838

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Current maturities of Long term loan	$13,524	$12,813
Trade payables	32,139	36,243
Other accounts payable and accrued expenses	39,577	45,441

Total current liabilities	85,240	94,497

Long term Accrued expenses	129	547
Long term employees liabilities	896	1,173
Long term liabilities others	7,204	7,280
Long term loan	15,781	17,187

Total long term liabilities	24,010	26,187

TOTAL LIABILITIES	109,250	120,684

SHAREHOLDERS' EQUITY	81,752	86,154

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$191,002	$206,838

ALVARION LTD.& ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
U.S. dollars in thousands

Three
Months ended
March 31, 2012

Cash flows from operating activities:
Net income	$(6,866)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,083
Amortization of intangibles assets	559
Capital loss on disposal of property and equipment	19
Stock based compensation expenses ASC 718	624
Decrease in trade receivables	2,762
Increase in other accounts receivable and prepaid expenses	(1,555)
Increase in inventories	(1,385)
Decrease in long term trade receivable	2,534
Decrease in long term prepaid expenses	103
Decrease in trade payables	(4,104)
Decrease in other accounts payables and accrued expenses	(4,218)
Decrease in long term accreued expenses	(418)
Decrease in long term employees liabilities	(277)
Decrease in long term liabilities	(76)
Net cash used in operating activities	(11,215)

Cash flows from investing activities:
Purchase of fixed assets	(929)
Proceeds from fixed assets	-
Net cash used in investing activities	(929)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	-
Repayment of long term loan	(695)
Net cash Used in financing activities	(695)

Decrease in cash, cash equivalents, short-term and long-term investments	(12,839)

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	64,408
Cash, cash equivalents, short-term and long-term investments at the end of the period	$51,569